UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-39994

NOTIFICATION OF LATE FILING	CUSIP NUMBER 31189Y103
(Check one):

☒ Form 10-K  Form20-F  Form 11-K  Form 10-Q  Form 10-D

 Form N-CEN  Form N-CSR

For Period Ended: December 31, 2023

 Transition Report on Form 10-K

 Transition Report on Form 20-F

 Transition Report on Form 11-K

 Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fathom Digital Manufacturing Corporation

Full Name of Registrant

Altimar Acquisition Corp. II

Former Name if Applicable

1050 Walnut Ridge Drive

Address of Principal Executive Office (Street and Number)

Hartland, WI 53029

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fathom Digital Manufacturing Corporation (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) by the prescribed due date without unreasonable effort or expense. The Company requires additional time to finalize and review its consolidated financial statements due to the resources required in connection with the execution and performance of the agreements relating to the Company’s pending merger transaction with affiliate of CORE Industrial Partners, LLC announced on a Form 8-K filed on February 20, 2024.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Frost	(262)	367-8254
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No 

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No 

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s anticipated significant changes in its results of operations based on its preliminary unaudited results of operations are as follows:

The Company's revenue was $131,292 for the year ended December 31, 2023 compared to $161,141 for the year ended December 31, 2022. The decrease of $29,849, or 18.5%, was driven by ongoing softness in the macro-economic environment, mainly impacting the company's precision sheet metal, CNC, injection molding, and additive product lines.

The Company's gross profit, or revenue less cost of revenue, was $37,692, or 28.7% of revenue, for the year ended December 31, 2023 compared to $49,150, or 30.5% of revenue, for the year ended December 31, 2022. The decrease of $11,458, or 23.3%, in gross profit from 2022 was primarily driven by lower sales volume and the associated overhead absorption impacts. .

The Company's selling, general and administrative ("SG&A") expenses were $37,517 for the year ended December 31, 2023 compared to $49,869 for the year ended December 31, 2022. The $12,352 decrease in SG&A expenses was primarily driven by a reduction in third-party professional fees from higher 2022 costs associated with the Business Combination, reduced stock based compensation expense, reduced insurance costs from favorable rates, lower headcount, and the impact of the Reorganization.

The Company's depreciation and amortization expenses were $18,482 for the year ended December 31, 2023 compared to $18,179 for the year ended December 31, 2022. The increase of $303, or 1.7%, was due to additional capital expenditures in 2022 and 2023.

The Company's restructuring costs were $4,855 for the year ended December 31, 2023 compared to $1,897 for the year ended December 31, 2022. The increase of $2,958 relates to the reorganization activities that the Company has performed each quarter during 2023 compared to just the six months in 2022, primarily related to the combination of our Texas facilities in 2023 and consolidation of executive and finance positions.

The Company's goodwill impairment charge of $1,189,518 for the year ended December 31, 2022 represents a full write down of the carrying amount of goodwill based on a decrease in the Company's fair value based upon a quantitative assessment. There was no goodwill impairment charge recorded during the year ended December 31, 2023.

The Company's operating loss was $23,162 for the year ended December 31, 2023 compared to $1,210,313 for the year ended December 31, 2022. The lower operating loss was primarily driven by goodwill impairment charge during the year ended December 31, 2022.

The Company's interest expense was $15,571 for the year ended December 31, 2023 compared to $9,015 for the year ended December 31, 2022. The increase in interest expense of $6,556, or 72.7%, is primarily due to a 4.0% rise in interest rates on our total debt as well as an additional $8,000 in borrowing on our revolving credit facility since December 2022.

The Company's other income (net) was $9,883 for the year ended December 31, 2023 compared to $98,810 for the year ended December 31, 2022. The decrease in other income of $88,927, or 90.0%, represents the changes in fair value in the earnout share liabilities and the warrant liability during the year ended December 31, 2023 and December 31, 2022 of $9,462 and $97,910, respectively, due to a decrease in the Company's share price.

The Company's tax expense of $79 for the year ended December 31, 2023 compared to a tax benefit of $6,662 for the year ended December 31, 2022. Our income tax expense for the year ended December 31, 2023 is driven by the federal income tax at the statutory rate of $6,062, along with the remeasurement of earnout shares of $1,418, partially offset by $3,835 for the non-controlling interest impact and $4,666 of valuation allowance. Our income tax benefit for the year ended December 31, 2022 is driven by the federal income tax at the statutory rate of $234,709, partially offset by $130,499 for the non-controlling interest impact and $104,768 related to non-tax deductible goodwill, which is not tax deductible following our goodwill impairment charges.

The Company believes that its results contained herein are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the Company’s audit and filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.

Disclosure Regarding Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “anticipates,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the 2023 Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its 2023 Form 10-K within the fifteen-day extension permitted by the rules of the SEC, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Fathom Digital Manufacturing Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024 By: /s/ Mark Frost

Name: Mark Frost

Title: Chief Financial Officer